SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



                            FORM 11-K


                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended   December 31, 1994

                               OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________ to __________

Commission file number    1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates and Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                       REQUIRED INFORMATION


     The plan financial statements, which have been prepared in accordance with Rule 15d-21 of the Securities and Exchange Act of 1934, have been filed with the Securities and Exchange Commission under cover of Form SE.


                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              PHILLIPS-VAN HEUSEN CORPORATION
                              ASSOCIATES INVESTMENT PLANS




Date:  June 29, 1995          By PAMELA N. HOOTKIN
                                   Pamela N. Hootkin, Member of
                                   Administrative Committee